CMG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash and cash equivalents	$	450,455
Deposit with clearing firm		1,000,000
Due from clearing firm		3,010,430
Fixed assets, net of accumulated depreciation of $55,789		32,179
Right-of-Use asset		26,162
Security deposit		10,720
Prepaid expense		7,617
Total assets	$	4,537,563

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	247,208
Lease payable		26,162
Total liabilities		273,370
Member's Equity		4,264,193
Total liabilities and member's equity	$	4,537,563